FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Tax ID (CNPJ/ME) No. 47.508.411/0001-56

Company Registry NIRE 35.300.089.901

NOTICE TO THE MARKET

To

Comissão de Valores Mobiliários – CVM

Rua Sete de Setembro, n° 111

CEP 20050-901, Rio de Janeiro, RJ

Superintendência de Relações com o Mercado e Intermediários – SMI

Att.:       Sr. Francisco José Bastos Santos

Att.:       Sr. Fernando Soares Vieira

Ref.: Answer to the Official Letter No. 414/2022-SLS

Dear Sirs,

Companhia Brasileira de Distribuição (“GPA”) hereby informs its shareholders and the market in general that it received, on the present date, the following Official Letter 414/2022-SLS from the Superintendence for Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa e Balcão (“Official Letter”), as set forth below:

“Dear Srs.,

We request you to send, until 12pm on 05/03/2022, regardless of the provisions of the sole paragraph of art. 6 of CVM Resolution 44/21, clarifications on the bankruptcy request of this company, published in a specific column of the newspaper Valor Econômico, edition of 05/03/2022, made by Pinturas Isocor Ltda., as well as other information considered important, including about the amounts involved in it and the measures you are taking to remedy this situation.”

In response to the Official Letter, GPA clarifies that it was not summoned, in any way, in relation to any legal action in this regard and, therefore, cannot respond to the bankruptcy request published in the media.

GPA informs that the value besought by Pinturas Icosor Ltda. is of R$ 286 thousand and is under discussion by the parties. Therefore, considering that such amount is irrelevant and controversial, such bankruptcy procedure does not impact its course of business.

Although it has not been formally notified, GPA informs that it will take the appropriate measures for its defense in relation to the bankruptcy filing procedure and will keep its shareholders and the market in general informed.

Certain that we have provided the clarifications requested through the Official Letter, we make ourselves available for any additional clarifications that may be necessary.

São Paulo, May 3, 2022.

Guillaume Marie Didier Gras

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 3, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.